

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 26, 2012

<u>Via E-mail</u>
Mr. German Lemonnier
Chief Financial Officer
Arcos Dorados Holdings Inc.
Roque Saenz Pena 432
B1636FFB Olivos, Buenos Aires, Argentina

> **Re: Arcos Dorados Holdings Inc.**
> **Form 20-F for Fiscal Year Ended December 31, 2011**
> **Filed April 18, 2012**
> **File No. 001-35129**

Dear Mr. Lemonnier:

   We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within 10 business days by confirming that you will revise your document in future filings and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 20-F for Fiscal Year Ended December 31, 2011</u>

<u>Item 5. Operating and Financial Review and Prospects</u>

<u>Results of Operations</u>

<u>Year Ended December 31, 2011 Compared to Year Ended December 31, 2010</u>

<u>General and Administrative Expenses, page 67</u>

1. We note that you oftentimes cite two or more factors that have contributed to the variance in the general and administrative expenses recognized by your company and by your segments. Please quantify each factor cited so that investors may understand the magnitude and relative impact of each on your results. In addition, if two or more factors are cited to explain the variance in the amounts recognized for other material line items

reported on the face of your consolidated statement of operations, please ensure that those factors are also quantified. Refer to section 501.04 of the Codification of Financial Reporting Releases for further guidance.

Financial Statements

Notes to Consolidated Financial Statements

Note 3. Summary of significant accounting policies

Intangible assets, net, page F-9

2. Please refer to your disclosure regarding the initial franchise fees paid to McDonald's Corporation upon the opening of new company-operated restaurants. Based upon your disclosure, we note that you capitalize the amounts paid to McDonald's Corporation as an intangible asset and amortize such amounts on a straight-line basis over the term of the franchise (generally, 20 years). In this regard, it appears that your accounting policy for the recognition of initial franchise fees paid to McDonald's in connection with the opening of new company-operated restaurants may be inconsistent with your accounting policy for recognizing initial franchise fees you receive from third-party franchisees as the franchisor. More specifically, we note that the discussion of initial franchise fees in your revenue recognition policy (i.e., on page F-8 of your Form 20-F) suggests that, for revenue recognition purposes, you have concluded that initial franchise fees relate to the initial services that are (A) required by a franchise agreement and (B) deemed completed upon the opening of a new restaurant. In this regard, we also note that the glossary to the Accounting Standards Codification defines initial franchise fees as "consideration for establishing the franchise relationship and providing some initial services." Based upon the observations noted above, please tell us why you believe it is appropriate to capitalize and amortize the initial franchise fees that you pay to McDonald's Corporation upon the opening of a new company-operated restaurant.

Impairment and disposal of long-lived assets, page F-9

3. Per your disclosure, assets are grouped at a country level for purposes of reviewing assets for potential impairment. In this regard, you state that you manage your restaurants as a group or portfolio with significant common costs and promotional activities; therefore, each restaurant's cash flows are not largely independent of the cash flows of others in the market. Based upon your subsequent disclosure, we also note the following:

- If an indicator of impairment exists for any grouping of assets, an estimate of the undiscounted cash flows produced by each individual restaurant within the asset grouping is compared to each restaurant's carrying value; and
- If an individual restaurant is determined to be impaired, the loss is measured by the excess of the carrying amount of the restaurant over its fair value considering its

highest and best use, as determined by an estimate of discounted future cash flows or its market value.

Your disclosure regarding the estimation/forecasting of future cash flows and the measurement of fair value and impairment at the restaurant level suggests that (A) you make decisions (e.g., regarding best use) at the individual restaurant level and (B) individual restaurants may represent the lowest level at which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. Furthermore, we note that (a) sales recognized by company-operated restaurants, food and paper costs, payroll and employee benefit costs, occupancy and other operating costs, and royalty fees, generally, appear to be restaurant specific, (b) the aggregate costs mentioned in "(a)" appear to represent between 89.5% and 91.5% of your total operating costs – that is, after excluding franchise-related costs – for each of the fiscal years for which you have provided a statement of operations, and (c) advertising costs, which are presumably a material component of your common promotional activities, only represented approximately 4.2% of your total operating costs – that is, after excluding franchise-related costs – for each of the fiscal years for which you have provided a statement of operations. These observations also appear to suggest that individual restaurants may represent the lowest level at which identifiable cash flows are largely independent of the cash flows of other assets and liabilities.

Notwithstanding the observations mentioned above, we note from your disclosure regarding segment presentation (i.e., on page 52 of your 20-F) that you focus on your customers by managing operations at the local level – including, marketing campaigns, special offers, menu management, and monitoring customer satisfaction. This disclosure suggests that each "local" market may represent (i) the lowest level at which identifiable cash flows are largely independent of the cash flows of other assets and liabilities and (ii) the appropriate level at which assessment for potential impairment should be made – that is, if the individual restaurant level is not deemed appropriate.

Lastly, it is not clear to us how you have concluded that it is appropriate to assess the potential impairment of long-lived assets and measure actual impairment of long-lived assets based upon different groupings of your long-lived assets. In this regard, refer to FASB ASC 360-10-35-23.

Given the observations noted above, please tell us why you believe it is appropriate for all company-operated restaurants within a country to be accounted for as a single asset group for purposes of assessing for potential impairment. As part of your response, explain to us, in detail, how you have determined that all company-operated restaurants located in a single country represent a local and/or single market – particularly, in the case of countries that cover a large geographical area, such as Brazil, Argentina, Chile, Peru, Colombia, and Venezuela.

4. Please refer to your disclosure regarding goodwill on page F-10 of your Form 20-F. We note that your annual goodwill impairment analysis for fiscal year 2011 resulted in the recognition of an impairment charge for the full amount of goodwill that had been generated in connection with the acquisition of restaurants in St. Croix. However, St. Croix does not appear to have been one of the markets for which tangible long-lived assets were tested for impairment (i.e., at the restaurant level) during fiscal year 2011. In this regard, please tell us the factors that contributed to the decline in the fair value of the St. Croix reporting unit to an amount that was below the reporting unit's carrying value and explain to us why such factors were not considered indicators of potential impairment of the reporting unit's tangible long-lived assets. As part of your response, also tell us whether the St. Croix reporting unit incurred losses for any of the three most recent reporting periods, as well as the aggregate carrying value of the reporting unit's tangible long-lived assets at December 31, 2011.

Note 5. Accounts and notes receivable, net, page F-13

5. Please consider providing separate disclosure of the receivables balance attributable to (A) outstanding credit card transactions and (B) the royalty and rent receivables owed by franchisees. In this regard, your credit card receivables appear to be akin to actual customer (i.e., trade) receivables generated from sales of your company; whereas, your royalty and rent receivables appear to be akin to receivables from others, as they are collected from and based upon the sales of your franchisees. Refer to Rule 5-02.3(a) of Regulation S-X for further guidance.

Note 15. Income taxes, page F-25

6. Refer to the tabular presentation of the components your net deferred tax asset balance – that is, on page F-26 of your Form 20-F. Please consider whether the amount disclosed as "other deferred tax assets" for fiscal year 2011 should be further disaggregated in accordance with FASB ASC 740-10-50-6. In this regard, we note that the amount disclosed as "other deferred tax assets" at December 31, 2011 is approximately $41.1 million (i.e., approximately 64.8%) greater than the amount disclosed as of December 31, 2010 and represents approximately 21.6% of your gross deferred tax asset balance as of December 31, 2011.

Note 17. Commitments and Contingencies, page F-31

7. Please refer to your tabular disclosure of valuation and qualifying accounts in Note 26 to your fiscal year 2011 financial statements. We note that you have disclosed a significant amount of activity related to your "provision for contingencies" for each of the last two years. However, we believe that it is difficult to determine how the activity disclosed in Note 26 relates to those matters which you have discussed in Note 17 to your financial statements. In this regard, please expand your discussion of the matters disclosed in Note 17. For example, with regard to each matter discussed in Note 17, please consider

disclosing amounts accrued, amounts settled, and offsetting indemnification amounts recorded for each applicable period. In this regard, it also may be appropriate to cite and discuss any specific factors that have resulted in the accrual or de-recognition of additional amounts. Please revise your disclosure, accordingly, and include an example of your proposed expanded disclosure as part of your response. Alternatively, if the activity presented in your tabular disclosure of valuation and qualifying accounts (i.e., in Note 26 to your financial statements) does not relate to those matters discussed in Note 17 to your financial statements, please tell us (A) what such activity relates to and (B) why it has not been discussed in Note 17.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jeffrey Sears at 202-551-3302 or me at 202-551-3380 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief